UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For April 6, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Kusasalethu employees return to work

Johannesburg, Thursday, 6 April 2017: Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce that employees at its Kusasalethu mine near Carletonville have returned to work.

After six (6) days of ongoing unprotected industrial action at the mine, Harmony management and AMCU leadership have reached an agreement, and all employees reported to work this morning.

“We are relieved that Kusasalethu is back to normal. Unprotected industrial action affects the mine’s viability, its employees and their families. It is prudent that the Kusasalethu team now continues to produce safe, profitable ounces in line with its plan” said CEO Peter Steenkamp.

Ends.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

6 April 2017
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: April 6, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director